Exhibit 99.3

Offer to Exchange

Ps.8,000,000,000 8.46% Senior Notes Due 2036

which have been registered under the Securities Act of 1933,

for any and all outstanding unregistered 8.46% Senior Notes Due 2036 of

América Móvil, S.A.B. de C.V.

unconditionally guaranteed by Radiomóvil Dipsa, S.A. de C.V.

pursuant to the prospectus dated October 19, 2007

To Our Clients:

Enclosed is a Prospectus, dated October 19, 2007 of América Móvil, S.A.B. de C.V. (the “Company”), which constitutes the exchange offer (the “Exchange Offer”) relating to the offer by the Company to exchange its registered 8.46% Senior Notes Due 2036 (the “Exchange Notes”), pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding, unregistered 8.46% Senior Notes Due 2036 (the “Original Notes”) upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 5:00pm, New York City time, on November 21, 2007 unless extended.

The Exchange Offer is not conditioned upon any minimum number of Original Notes being tendered.

We are the participant in the book-entry transfer facility of Original Notes held by us for your account. A tender of such Original Notes can be made only by us as the participant in the book-entry transfer facility and pursuant to your instructions. The Prospectus is furnished to you for your information only and cannot be used by you to tender Original Notes held by us for your account.

We request instructions as to whether you wish to tender any or all of the Original Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Prospectus.

By participating in the Exchange Offer, each holder of Original Notes will be deemed to represent to the Company that (i) any Exchange Notes acquired in exchange for Original Notes tendered hereby will be acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the undersigned, (ii) neither the holder of such Original Notes nor any such other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act, (iii) neither the holder of such Original Notes nor any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of the Company or Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and (iv) neither the holder of such Original Notes nor any other such person is engaged in, or intends to engage in, a distribution of the Exchange Notes. If the undersigned is a broker-dealer receiving Exchange Notes for its own account, it represents that it acquired the Original Notes to be exchanged for the Exchange Notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes to the extent required by applicable law or regulation or SEC pronouncement. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, the undersigned is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

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